SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                              (Amendment No. )

                            TRANSMONTAIGNE INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  89393410
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                               (CUSIP Number)

                               June 14, 2005
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d).

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP NO.  89393410                                  PAGE 2 OF 8 PAGES

1    NAME OF REPORTING PERSON        Lehman Brothers Holdings Inc.
     S.S. OR I.R.S. IDENTIFICATION   13-3216325
     NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                            (b)  [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

                               DELAWARE

 NUMBER OF  5   SOLE VOTING POWER
  SHARES
                4,039,422 shares of Common Stock

BENEFICIALLY6   SHARED VOTING POWER
 OWNED BY
                -0-

   EACH     7   SOLE DISPOSITIVE POWER
 REPORTING

                4,039,422 shares of Common Stock

  PERSON    8   SHARED DISPOSITIVE POWER
   WITH
                -0-

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            4,039,422 shares of Common Stock

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                       [ ]

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.5%

12          TYPE OF REPORTING PERSON

            HC/CO

                                SCHEDULE 13G

CUSIP NO.  89393410                                  PAGE 3 OF 8 PAGES

1    NAME OF REPORTING PERSON        Lehman Brothers Inc.
     S.S. OR I.R.S. IDENTIFICATION   13-2518466
     NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                            (b)  [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

                               DELAWARE

 NUMBER OF  5   SOLE VOTING POWER
  SHARES
                4,039,422 shares of Common Stock

BENEFICIALLY6   SHARED VOTING POWER
 OWNED BY
                -0-

   EACH     7   SOLE DISPOSITIVE POWER
 REPORTING

                4,039,422 shares of Common Stock

  PERSON    8   SHARED DISPOSITIVE POWER
   WITH
                -0-

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            4,039,422 shares of Common Stock

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                       [ ]

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.5%

12          TYPE OF REPORTING PERSON

            HC/CO

                                SCHEDULE 13G

CUSIP NO.  89393410                                  PAGE 4 OF 8 PAGES

1    NAME OF REPORTING PERSON        LB I Group Inc.
     S.S. OR I.R.S. IDENTIFICATION   13-2741778
     NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                            (b)  [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

                               DELAWARE

 NUMBER OF  5   SOLE VOTING POWER
  SHARES
                4,035,758 shares of Common Stock

BENEFICIALLY6   SHARED VOTING POWER
 OWNED BY
                -0-

   EACH     7   SOLE DISPOSITIVE POWER
 REPORTING

                4,035,758 shares of Common Stock

  PERSON    8   SHARED DISPOSITIVE POWER
   WITH
                -0-

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            4,035,758 shares of Common Stock

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                       [ ]

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.4%

12          TYPE OF REPORTING PERSON

            HC/CO

     This Statement on Schedule 13G, relating to the common stock of TransMontaigne Inc. (the "Company") is being filed by and on behalf of Lehman Brothers Holdings Inc. ("Holdings"), Lehman Brothers Inc. ("LBI") and LB I Group Inc.("LB I Group" and, together with Holdings and LBI, the "Reporting Persons"). The Reporting Persons have previously filed statements on Schedule 13D to report their ownership position in the Company. The Reporting Persons do not hold the Shares of the Company for the purpose of, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons have determined hereafter to report their ownership position in the Company on Schedule 13G under the Act.

ITEM 1(A). NAME OF ISSUER

           TransMontaigne Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           370 Seventeenth Street, Suite 2750, Denver, Colorado 80202.

ITEM 2(A). NAME OF PERSONS(S) FILING:

           Lehman Brothers Holdings Inc.
           Lehman Brothers Inc.
           LB I Group Inc.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          Lehman Brothers Holdings Inc.
          745 Seventh Avenue
          New York, NY 10019

          Lehman Brothers Inc.
          745 Seventh Avenue
          New York, NY 10019

          LB I Group Inc.
          745 Seventh Avenue
          New York, NY 10019

ITEM 2(C) CITIZENSHIP OR PLACE OF ORGANIZATION

          Lehman Brothers Holdings Inc. is a corporation organized under the laws of the State of Delaware.

          Lehman Brothers Inc. is a corporation organized under the laws of the State of Delaware.

          LB I Group Inc. is a corporation organized under the laws of the State of Delaware.

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.01 per share (the "Common Stock")

ITEM 2(E) CUSIP NUMBER:

          89393410

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        [ ]     Broker or dealer registered under Section 15 of the Act.

        [ ]     Bank as defined in Section 3(a)(6) of the Act.

        [ ]     Insurance company as defined in Section 3(a)(19) of the Act.

        [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

        [ ]     An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

        [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

        [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        LB I Group owns 26,636 shares of Series B Convertible Preferred Stock ("Preferred Stock"). LBI owns 3,664 shares of Common Stock. The shares of Preferred Stock are convertible into 4,035,758 shares of Common Stock at a conversion price of $6.60 per share of Common Stock.

        (a)     Amount beneficially owned:

                See Item 9 of the cover page.

        (b)     Percent of class

                See Item 11 of cover page.

        (c)     Number of shares as to which such person has:
                (i)  Sole power to vote or to direct the vote
                (ii) Shared power to vote or to direct the vote
                (iii)Sole power to dispose or to direct the disposition of
                (iv) Shared power to dispose or to direct the disposition of

                See Items 5-8 of cover page.

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
        ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

        LB I Group is the direct beneficial owner of the Preferred Stock reported herein. LB I Group is a wholly-owned subsidiary of LBI, which is a wholly-owned subsidiary of Holdings.

        LBI is the direct beneficial owner of the 3,664 shares of Common Stock reported herein. LBI is a wholly-owned subsidiary of Holdings.

        Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of Common Stock and Preferred Stock owned by LBI and LB I Group. LBI may be deemed to be the beneficial owner of the shares of Preferred Stock owned by LB I Group.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10.CERTIFICATIONS

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2005

                              LEHMAN BROTHERS HOLDINGS INC.


                              By:/s/  Barrett S. DiPaolo
                                 ---------------------------
                                 Name: Barrett S. DiPaolo
                                 Title:  Vice President

                              LEHMAN BROTHERS INC.


                              By:/s/  Barrett S. DiPaolo
                                 ---------------------------
                                 Name:  Barrett S. DiPaolo
                                 Title:  Senior Vice President

                              LB I GROUP INC.

                              By: /s/  Barrett S. DiPaolo
                                 ---------------------------
                                  Name:  Barrett S. DiPaolo
                                  Title: Authorized Signatory